Exhibit 21.1

Subsidiaries of Medivation, Inc.

1.	Medivation Neurology, Inc. (Delaware)

2.	Medivation Prostate Therapeutics, Inc. (Delaware)

3.	Medivation Technologies, Inc. (Delaware)

4.	Medivation Field Solutions, Inc. (Delaware)

5.	Medivation Services, Inc. (Delaware)